Exhibit 12.2

Reckson Operating Partnership
Ratio of Earnings to Fixed Charges

	Nine Months	Nine Months	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	30-Sep-09	30-Sep-08	31-Dec-08	31-Dec-07	31-Dec-06	31-Dec-05	31-Dec-04

Interest	$43,225	$56,028	$72,169	$81,142	$109,546	$108,173	$91,674
Rent expense	4,862	4,862	6,482	6,585	6,367	5,930	5,063
Amortization of debt issue costs	—	—	—	152	4,312	4,166	3,721

	$48,087	$60,890	$78,651	$87,879	$120,225	$118,269	$100,458

Income from continuing operations before minority interests and fixed charges	$65,576	$91,197	$121,044	$119,867	$32,878	$101,972	$96,588

Ratio of earnings to fixed charges	1.36	1.50	1.54	1.36	0.27	0.86	0.96

Reckson Operating Partnership
Ratio of Earnings to Fixed Charges and Preferred Dividends and Distributions

Interest	$43,225	$56,028	$72,169	$81,142	$109,546	$108,173	$91,674
Rent expense	4,862	4,862	6,482	6,585	6,367	5,930	5,063
Amortization of debt issue costs	0	0	0	152	4,312	4,166	3,721
Preferred dividends and distributions	0	0	0	0	0	0	28,589

	$48,087	$60,890	$78,651	$87,879	$120,225	$118,269	$129,047

Income from continuing operations before minority interests, fixed charges & preferred dividends and distributions	$65,576	$91,197	$121,044	$119,867	$32,878	$101,972	$96,588

Ratio of earnings to fixed charges and preferred dividends and distributions	1.36	1.50	1.54	1.36	0.27	0.86	0.75